August 8, 2019

Elisa D. Garcia
Executive Vice President, Chief Legal Officer and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

       Re: Macy's, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed April 3, 2019
           File No. 001-13536

Dear Ms. Garcia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products